8-3-2004

04016663

VE 7-30-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/1/03 (MM/DD/YY) AND ENDING 5/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WorthMark Alliance VIII, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9211 Forest Hill Avenue, Suite 202
(No. and Street)

Richmond (City) Virginia (State) 23235 (Zip Code)

SEC RECEIVED JUL 29 2004 WASH, D.C. 183 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Baston (651) 665-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 03 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew Koskie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WorthMark Alliance VIII, LLC, as of May 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sharon Catherine Peterson
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2008

Andrew J Koskie
Signature

Secretary
Title

Sharon C Peterson
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Controls

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

WORTHMARK ALLIANCE VIII, LLC

Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Control

May 31, 2004

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
WorthMark Alliance VIII, LLC:

We have audited the accompanying statement of financial condition of WorthMark Alliance VIII, LLC (the Company) as of May 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WorthMark Alliance VIII, LLC as of May 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

July 2, 2004

WORTHMARK ALLIANCE VIII, LLC
Statement of Financial Condition
May 31, 2004

Assets

Cash	$	33,989
Commissions receivable		3,444
Prepaid expenses		750
	$	38,183

Liabilities and Members' Equity

Liabilities:

Due to WorthMark Financial Services, LLC	$	900
Accounts payable		2,656
		3,556

Members' Equity:

Members cumulative contributions		55,000
Cumulative losses		(20,373)
		34,627
	$	38,183

See accompanying notes to financial statements.

WORTHMARK ALLIANCE VIII
Statement of Operations
For the year ended May 31, 2004

Revenues		
Commissions	$	36,583
		36,583
Expenses		
Filing fees		10,004
Legal fees		10,230
Accounting services fees		5,850
Audit fees		4,299
Rent		1,200
Travel		863
Insurance expense		511
Bank charges		483
General and administrative		422
		33,862
Net income	$	2,721

See accompanying notes to financial statements.

WORTHMARK ALLIANCE VIII, LLC
Statement of Changes in Members' Equity
For the year ended May 31, 2004

	Securian	Brown, Edwards, & Company LLP	Outside Members	Total
Balance at May 31, 2003	$ 12,611	$ 14,618	0	27,229
Net income on July 30, 2003	35	672	0	707
Ownership change	15,290	(15,290)	0	0
Capital contributions	0	0	30,000	30,000
Distribution to member	0	0	(25,323)	(25,323)
Net income for the period from July 31, 2003 through May 31, 2004	(22,921)	0	24,935	2,014
Balance at May 31, 2004	$ 5,015	$ (0)	$ 29,612	$ 34,627

See accompanying notes to financial statements.

WORTHMARK ALLIANCE VIII, LLC
Statement of Cash Flows
For the year ended May 31, 2004

Cash flows from operating activities:	
Net income	$ 2,721
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in commissions receivable	(2,317)
Increase in prepaid expenses	(750)
Increase in due to WorthMark Financial Services, LLC	900
Increase in accounts payable	2,456
Decrease in due to Minnesota Life	(3,193)
Net cash used in operating activities	(183)
Cash flows from financing activities:	
Capital contributions	30,000
Distribution to member	(25,323)
Net cash provided by financing activities	4,677
Increase in cash	4,494
Cash at beginning of year	29,495
Cash at end of year	$ 33,989

See accompanying notes to financial statements.

WORTHMARK ALLIANCE VIII, LLC

Notes to Financial Statements

May 31, 2004

(1) Nature of Business

WorthMark Alliance VIII, LLC (the Company) was formed as a limited liability company on August 31, 2001, and commenced operations on November 19, 2001. The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firm clients. The Company will ultimately aid in the sale of insurance and investment products to their clients. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company was originally formed as BE Financial Solutions, LLC, but changed its name in 2003. The original members of the Company were Securian Financial Services, Inc. (Securian) and Brown Edwards and Company, LLP, where Securian owned 5 class B units, which represented 49% of the voting rights in the Company, and Brown, Edwards and Company, LLP owned 95 class A units, which represented 51% of the voting rights.

On July 30, 2003, Brown Edwards and Company, LLP resigned its membership in the Company and assigned its entire interest to Securian. Securian was the sole member of the Company until December 5, 2003.

On December 5, 2003, the First Amended and Restated Limited Liability Agreement was executed, to allow additional members of the Company to collectively own 49% of the voting rights in the Company. As stated in the Member Subscription Agreement, each additional member also owns 100 class A units,. Securian holds 100 class B units, which represents 51% of the voting rights in the Company. At May 31, 2004, the Company had 13 members, including Securian.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

(2) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

Through June 2003, Minnesota Life, an affiliate of Securian, provided administrative and accounting services to the Company for $450 per month. In July 2003, WorthMark Financial Services, LLC, began providing these services to the Company. In May 2004, the accounting services fee increased to $900 per month.

(4) Allocation of Profits and Losses

Each month, the Company's profits are allocated to each member's capital account. The profit/loss allocated to each member is determined by allocating each earned commission (or other revenue source) to the account of the member who generated the sale. Each member is then allocated certain expenses. Currently, total expenses are allocated 1/15 to each class A member, with the remainder being allocated to Securian, the sole class B member. Management has determined that the 1/15 expense allocation to class A members will continue until the Company obtains 15 class A members. When 15 or more class A members exist, expenses will then be allocated pursuant to the First Amended and Restated Limited Liability Agreement, which states that expenses will be allocated based upon the number of units held by each member.

A minimum capital balance of $2,500 is required of each member. A distribution of profits may be made on a quarterly basis if the balance in a member's capital account exceeds the $2,500 minimum. One distribution was made during the 2003 fiscal year to a class A member: $25,323 in April 2004. In the event that additional capital is needed, a capital call may be issued to those members whose capital balance is below the required minimum.

(5) Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes, except for the period July 31, 2003 through December 4, 2003 when it was a single member LLC with operations flowing directly into its single member owner. Under these arrangements, taxes are not assessed at the LLC level, but any taxable income, expense, gain, loss, or credit is passed through to its members based on each member's distributive share.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At May 31, 2004, the Company had net capital and a net capital requirement of $30,433 and $5,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.12 to 1 at May 31, 2004.

(7) Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Schedule 1

WORTHMARK ALLIANCE VIII, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission
as of May 31, 2004

Member's Equity	$	34,627
Deduction: Non-allowable assets:		
Prepaid expenses		(750)
Commissions receivable		(3,444)
Net capital before haircuts on securities		30,433
Net capital	$	30,433
Total aggregate indebtedness	$	3,556
Net capital	$	30,433
Minimum capital required to be maintained (the greater of $5,000 or 6 2/3% of aggregate indebtedness of $3,556)		5,000
Net capital in excess of requirements	$	25,433
Ratio of aggregate indebtedness to net capital		0.12

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
WorthMark Alliance VIII, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of WorthMark Alliance VIII, LLC (the Company) for the year ended May 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

July 2, 2004